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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

June 10, 2013

Re:	Prosensa Holding B.V.
Amendment No. 1 to Registration Statement on Form F-1
File No. 333-188855

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Ladies and Gentlemen:

On behalf of our client, Prosensa Holding B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated June 7, 2013 ( the “Second Comment Letter”) and supplementally responding to comment #17 from the Staff’s letter related to the draft of the Registration Statement confidentially submitted on May 13, 2013 (the “First Comment Letter”). In response to the comments set forth in the Second Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 1 (“the Amendment”) to the Registration Statement together with this response letter. The Amendment also contains certain additional updates and revisions. We are also sending, under separate cover, a marked copy of the Amendment showing the changes from the Registration Statement filed on May 24, 2013.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the marked copies of the Amendment submitted herewith where the revised language addressing a particular comment appears. Consistent with the Registration Statement, translations from euros to U.S. dollars were made at the rate of €0.781 to $1.00, the official exchange rate quoted as of March 31, 2013 by the European Central Bank.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 10, 2013

Second Comment Letter

Critical accounting policies and significant judgments and estimates

Share-based compensation

Share Options, page 71 General

1.	We acknowledge your response to our comment 14. Please disclose the names of the guideline public companies that you selected. In addition, clarify how you determined your volatility factor from the data obtained from your peer companies (i.e., average of all volatility factors from the peer companies).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 73 of the revised Registration Statement. The guideline public companies that the Company selected were: Sarepta Therapeutics Inc., as well as BioMarin Pharmaceutical Inc., Santhera Pharmaceuticals Holding AG and Summit plc. When determining the relevant volatility, the Company selected the median historic volatility of these guideline companies, where the volatility for each guideline company is calculated over a historic period in line with the expected life of the relevant share option.

2.	Disclose why you used the current value method and the option pricing method and why you believed the current value method was appropriate when that method was used. It is not clear why the current value method would be appropriate, as that method focuses on the present and is not forward-looking and assumes an immediate exit of the company. If you continue to believe use of the current value method is appropriate, illustrate for us how you used that method in determining the fair value of the ordinary shares. If both methods continue to be used at a valuation date disclose the fair value of the ordinary shares determined by each method and how you determined the ultimate fair value of the ordinary shares.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 76, 77, 78, F-8, F-50 and F-51 of the revised Registration Statement. For the valuations performed the Company has retrospectively relied on the option pricing method only, as the Company agrees this is the appropriate method and intends to use the option pricing method going forward. Share-based compensation charges were not materially different as calculated using the option pricing method or the current value method. The Company has revised the disclosure to include only the option pricing method.

IPO price versus last valuation, page 78

3.	We acknowledge your response to comment 17. Tell us if the conversion of preferred shares into ordinary shares only affects the fair value of the ordinary shares in the current value method. If conversion of the preferred shares into ordinary shares affects the fair value of the ordinary shares in the option pricing method, please illustrate for us how the conversion of the preferred shares affects the fair value of the ordinary shares.

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Response:	The Company does not intend to apply the current value method going forward. Conversion of the preferred shares into ordinary shares affects the fair value of the ordinary shares in the option pricing method by approximately €1.25 ($1.60) per ordinary share as of December 5, 2012 in an upward direction.

4.	Disclose the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the revised Registration Statement.

Note 10. Derivative financial instruments, page F-29

5.	We acknowledge your revised response to our prior comment 25. It is unclear how you meet the conditions of (b) (i) or (ii) of paragraph 16 of IAS 32 that would support your basis for equity classification. Please provide us your analysis.

Response:	The Company considers that the conversion element in the convertible preferred shares gives the holder the right to convert one type of equity instrument into another type of equity instrument and therefore the instrument does not meet the conditions which would require liability classification under IAS 32 paragraph 16(b)(ii). As to the anti-dilution clause, its exercise is within the control of the Company given the specific governance structure under Dutch corporate law and therefore does not give rise to a liability under IAS 32 paragraph 16(b)(i) either. The whole instrument is therefore accounted for as equity.

From the perspective of the Company, the conversion option in the preferred shares gives the holder the right to exchange a fixed number of shares of one type of equity (convertible preferred shares) for a fixed number of shares of another type of equity (ordinary shares). The “fixed for fixed” requirement in IAS 32 paragraph 16(b)(ii) does not cover this; it only deals with contracts to exchange equity for financial assets. In this case both legs of the contract are a fixed number of shares, and in both cases the shares are a residual interest in some or all of the entity (that is, are equity). Therefore, the Company considers that the conversion feature does not meet the conditions that would require liability classification under IAS 32.

With respect to the anti-dilution clause, the Company has considered whether under IAS 32 paragraph 16(a)(i) the Company would have a contractual obligation to deliver a variable number of its own equity instruments. In its analysis, the Company believes that the anti-dilution clause is contingent on an equity issuance at a price below the conversion price.

Under Dutch corporate law, it is the general meeting of shareholders that ultimately governs the Company. The Company’s shareholders can make decisions as part of the entity (as members of the Company’s corporate governance structure). The Company

Division of Corporation Finance U.S. Securities and Exchange Commission	4	June 10, 2013

believes, in light of the accounting principles under IAS 32, that the role of shareholders – that is whether they are viewed as ‘part of the entity’ or as ‘separate and distinct from the entity’ – is critical in determining the classification of financial instruments where the entity’s shareholders decide whether the entity delivers cash or another financial asset under those instruments.

The Company’s common shares have voting rights leading to a two-fold role for its shareholders: (1) a holder of a financial instrument issued by the entity and (2) a member of the corporate governance structure of the entity. In other words, in addition to the contractual rights to cash flows (for example, dividends, if any), the shareholders have a contractual right to participate in the decision-making process of the Company’s governing body. The shareholders’ rights in relation to the entity’s decision-making process are generally exercised collectively at general shareholder meetings. In the Netherlands, corporate law stipulates that the general meeting of shareholders is one of the governing bodies of the entity and prescribes a specific process regarding how a general meeting of shareholders is to be held, who is entitled to propose an agenda item and how decisions are to be taken. In order to determine whether collective decisions of the Company’s shareholders are decisions of the entity, it is necessary to determine whether these decisions are made as part of the entity’s normal decision-making process for similar transactions. As the decisions are made as part of the entity’s normal decision-making process for similar transactions, the shareholders are considered to be part of the Company. Therefore decisions that are subject to shareholder approval are considered to be within the control of the Company.

The Company has considered that it is the general meeting of shareholders that decides whether to issue new shares, and whether those will be issued at a price below the conversion price. The Company has therefore concluded that the anti-dilution clause does not require classification of the shares as a financial liability pursuant to IAS 32 paragraph 11(b)(i) since an issuance of a variable number of shares is within the Company’s control.

First Comment Letter

IPO price versus last valuation, page 73

17.	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between the last valuation and the estimated IPO price. We will further evaluate your ordinary share valuation when your IPO price has been set. With regard to the last sentence:

•	disclose the date when results of the first placebo-controlled clinical study of drisapersen became known; and

•	explain to us why conversion of preferred shares into ordinary shares affects the fair value of the ordinary shares.

Response:

The initial offering price to the public of the ordinary shares in the offering contemplated by the Registration Statement (the “Offering”) is currently expected to be between $10.00 and $14.00 per share, based on between approximately 4.3 million and 6.0 million ordinary shares expected to be offered to the public in the Offering and between

Division of Corporation Finance U.S. Securities and Exchange Commission	5	June 10, 2013

approximately 33.3 million and 35.0 million ordinary shares expected to be outstanding upon completion of the Offering (excluding ordinary shares issuable upon the exercise of options and options, restricted shares and restricted share units for depositary receipts in respect of ordinary shares available for issuance under the Company’s 2010 equity incentive plan). The Company confirms that the price range included on the preliminary prospectus prior to the time of marketing will be narrowed to be no greater than $2 per share. In comparison, the Company’s estimate of the fair value of its ordinary shares was €0.70 ($0.90) per share as of September 30, 2012 and December 5, 2012. These estimates relied on a discounted cash flow analysis as well as a prior sale of company stock analysis based on the Company’s January 2012 financing round, as described in the Registration Statement.

The Company notes that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for its industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Specifically, the Company believes that the difference between the fair value of its ordinary shares as of September 30, 2012 and December 5, 2012 and the midpoint of the estimated price range for the Offering is a result of the following factors:

•

First, on April 10, 2013 positive results of the first placebo-controlled clinical study of drisapersen, in which the 24-week efficacy primary endpoint was met and 48 week safety and efficacy data were positive, were released. These results imply a higher probability of first approval to the market and successful commercialization of drisapersen in general. The Company is leveraging the know-how from clinical development and regulatory advice of drisapersen to optimize strategies for its earlier-stage DMD products. Therefore, positive results from drisapersen also reduce development risk of these DMD compounds.

•	Second, in 2013 the Company obtained orphan drug designation for four compounds in the United States (PRO045, PRO052, PRO053 and PRO055).

•

Third, the estimated Offering price range necessarily assumes that an initial public offering has occurred, a public market for the Company’s ordinary shares has been created and the Company’s preferred shares have converted into ordinary shares in connection with the Offering. The Offering price range therefore excludes any marketability or illiquidity discount for the Company’s ordinary shares and also excludes the liquidation rights of the preferred shares, which were appropriately taken into account in the fair value determination of the Company’s ordinary shares as of September 30, 2012 and December 5, 2012.

Division of Corporation Finance U.S. Securities and Exchange Commission	6	June 10, 2013

•

Fourth, there has been significant improvement in recent market prices of, and the demand for, publicly traded shares of generally comparable companies. Share prices of NASDAQ-listed rare disease companies have increased 59%[1] on average since December 5, 2012. In addition, there has been a recent increase in both the number of public offerings of companies comparable to the Company and the initial public offering valuations of such companies compared to the valuations in their most recent pre-IPO equity funding round. In the first six months of 2013, there have been 11 U.S. biotech public offerings compared to a total of 11 such offerings in all of 2012, with valuation step ups from the prior funding round ranging from 1.0-1.9x, exceeding the 0.5-1.6x range seen in 2012 offerings. Finally, 2013 year-to-date biotech IPOs have seen strong aftermarket performance, with stock prices of companies pricing since December 5, 2012 increasing by 43% on average.[2]

The Company estimates that the value of the ordinary shares is affected in an upward direction by the first two factors by approximately € 4.76 ($6.10) and by an additional €1.45 ($1.86) resulting from the third factor. The fourth factor was determined by negotiation between the Company and its underwriters.

In connection with this response, attached is a written statement from the Company containing the acknowledgments requested by the Staff.

[1]	Includes Aegerion, Alnylam, Sarepta, Synageva, Intercept, Raptor, Sangamo, Hyperion and Amicus. Equal weight average.
[2]	Includes Epizyme, Portola, Ambit, Receptos, Omthera, Chimerix, Enanta, Tetraphase and Stemline. Excludes KaloBios – performance outlier given 37% price decrease since pricing. Equal weight average.

Division of Corporation Finance U.S. Securities and Exchange Commission	7	June 10, 2013

Should any questions arise, please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com.

Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Hans Schikan, Chief Executive Officer, Prosensa Holding B.V.
Berndt Modig, Chief Financial Officer, Prosensa Holding B.V.

June 10, 2013

Re:	Prosensa Holding B.V. (the “Company”)

Registration Statement on Form F-1

Registration No. 333-188855

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler:

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Prosensa Holding B.V.

By:	/s/ Hans Schikan
Name:	Hans Schikan
Title:	Chief Executive Officer

By:	/s/ Berndt Modig
Name:	Berndt Modig
Title:	Chief Financial Officer

cc:	Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP

Via facsimile (212) 701-5674